Exhibit (a)(9)

MCAFEE.COM SPECIAL COMMITTEE TO REVIEW NETWORK ASSOCIATES’ REVISED OFFER

SUNNYVALE, Calif., August 13 – McAfee.com Corporation (Nasdaq: MCAF), in response to Network Associates’ (NYSE: NET) announcement that it has revised the terms of its exchange offer to acquire each outstanding share of McAfee.com Class A common stock, advises its stockholders to take no action at this time. McAfee.com’s board of directors and special committee will review Network Associates’ revised offer to exchange 0.675 of a share of Network Associates common stock plus $8 in cash for each outstanding share of McAfee.com common stock, and will issue their recommendation to McAfee.com stockholders promptly.

Notice for McAfee.com Stockholders and Interested Parties
This press release relates to Network Associates’ exchange offer commenced July 2, 2002. McAfee.com stockholders and other interested parties are urged to read McAfee.com’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2002, as it may be amended from time to time, because it contains important information. Stockholders of McAfee.com and other interested parties may obtain, free of charge, copies of McAfee.com’s Schedule 14D-9 and other documents filed by McAfee.com with the SEC at the SEC’s web site at www.sec.gov. Each of these documents may also be obtained, free of charge, by contacting McAfee.com’s Investor Relations, 535 Oakmead Parkway, Sunnyvale, CA 94085, (408) 992-8100 or by logging on at www.mcafee.com.

About McAfee.com
McAfee.com Corporation is a world-leading provider of managed Web security, optimization and maintenance services. Using a patented system and process of delivering software through an Internet browser, McAfee.com has redefined how software is developed, delivered and experienced by PC users at home and at work, virtually eliminating the need to install, configure and manage the technology on a local PC or network. McAfee.com hosts software application services on its vast technology infrastructure and provides these services to users online through its Web site www.mcafee.com. McAfee.com has signed up more than two million subscriptions, making it one of the largest paid subscription sites on the Internet.
For more information, contact McAfee.com at 408-992-8100 or visit http://www.mcafee.com.

NOTE: McAfee is a registered trademark of Networks Associates, Inc. and/or its affiliates in the U.S. and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.

Contact: Andy Brimmer or Brandon Borrman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449